UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2007.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
———————————————————————————————————
(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
———————————————————————————————————
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date October 29, 2007	By	/s/ Li Fenghua
Name: Li Fenghua
Title: Chairman of the Board of Directors

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock code: 670)

Overseas Regulatory Announcement
Resolutions passed by the board of directors of the Company
on 29 October, 2007

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company hereby announces that certain resolutions were passed by the board of directors of the Company on 29 October, 2007.

This announcement is made by China Eastern Airlines Corporation Limited (the "Company") in compliance with Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (which requires any issuer listed on the Stock Exchange whose securities are also listed on other stock exchange(s) to simultaneously inform the Stock Exchange of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)).

Pursuant to the Rules and Procedures for the Board of Directors of the Company and as convened by Mr. Li Fenghua, chairman of the board of directors (the "Board") of the Company, the fifth regular meeting and the fifth general meeting of the fourth session of the Board of the Company (the "Meetings") were held on 29 October, 2007 at the Meeting Room, 7/F, China Eastern Air Holding Company Building, Shanghai.

Mr. Li Fenghua, Mr. Li Jun, Mr. Luo Chaogeng, Mr. Luo Zhuping, as Directors, Mr. Wu Baiwang and Mr. Xie Rong, as Independent Directors, attended the Meetings. Mr. Cao Jianxiong, as Director, did not attend the Meetings for some reason. Mr. Peter Lok and Mr. Zhou Ruijin, as Independent Non-executive Directors, authorized Mr. Wu Baiwang to vote for them. Mr. Hu Honggao, as Independent Non-executive Director, authorized Mr. Xie Rong to vote on his behalf.

The directors present at the Meetings confirmed they had received the notice of these Meetings. Some of the supervisors of the Company, Mr. Luo Weide, chief financial officer, and officers taking charge of the relevant departments of the Company also attended the Meetings. The quorum present at the Meetings complied with the relevant requirements under the Company Law of the People's Republic of China and the articles of association of the Company. The Meetings were legally and validly held.

The Meetings were chaired by Mr. Cao Jianxiong. The following resolutions were considered and unanimously passed by the directors present at the Meetings:

1.	Considered and approved the 2007 third quarterly financial report of the Company.

2.
Considered and approved the announcement for the 2007 third quarterly report of the Company, and decided to simultaneously publish the same together with the 2007 third quarterly financial report approved as in item 1 in Hong Kong and Shanghai on 30 October, 2007.

3.
Considered and approved the resolution on disposal of 10 EMB145 aircraft and their spare parts and accessories, and authorized the president of the Company for specific implementation. Details will be disclosed upon the entering of the relevant agreements by the Company.

4.	Considered and approved the reform report on specific corporate governance activities of China Eastern Airlines Corporation Limited for 2007 .

5.
Considered and approved the resolution for purchasing liability insurance for directors and senior officers, i.e. the insurance shall include Directors and Officers Liability Insurance, Company Reimbursement Insurance and extended insurance for securities related claims, and the limit of indemnity for each and every claim and in aggregate shall be US$15 million per year, with a premium of not more than US$0.5 million per year; and decided to propose the same to the forthcoming general meeting for approval.

By order of the Board of

CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The directors of the Company as at the date of this announcement are:

Li Fenghua	(Chairman, Non-executive Director)
Li Jun	(Vice Chairman, Non-executive Director)
Luo Chaogeng	(Non-executive Director)
Cao Jianxiong	(President, Executive Director)
Luo Zhuping	(Executive Director)
Hu Honggao	(Independent Non-executive Director)
Peter Lok	(Independent Non-executive Director)
Wu Baiwang	(Independent Non-executive Director)
Zhou Ruijin	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)

Shanghai, the People's Republic of China
29 October, 2007